Exhibit 99.1

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS OF

SIERRA WIRELESS, INC.

TO BE HELD ON MAY 16, 2013

MANAGEMENT INFORMATION CIRCULAR

DATED April 10, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 16, 2013 at 3:00 p.m., Pacific time, for the following purposes:

1.                                      To receive the consolidated financial statements for the year ended December 31, 2012, and the auditors’ report thereon;

2.                                      To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditor’s remuneration;

3.                                      To elect directors for the ensuing year; and

4.                                      To transact such other business as may be properly brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

Only Shareholders of record at the close of business on April 10, 2013 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•                                          by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 14, 2013, at 3:00 p.m. (Pacific time);

•                                          by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 14, 2013 at 3:00 p.m. (Pacific time); or

•                                          by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 14, 2013 at 3:00 p.m. (Pacific time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice.

DATED at Richmond, British Columbia, this 10th day of April, 2013.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,

Chief Financial Officer and Secretary

April 10, 2013

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 16, 2013 at 3:00 p.m. Pacific time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 2 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

“Jason W. Cohenour”	“Charles E. Levine”
Jason W. Cohenour	Charles E. Levine
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Notice to United States Shareholders	1
Registered Shareholders	2
Non-Registered Shareholders	2
Revocability of Proxies	3
Voting of Proxies and Discretionary Authority	3
Interest of Certain Persons in Matters to be Acted Upon	4
Interests of Informed Persons in Material Transactions	4
Voting Securities and Principal Holders Thereof	4
BUSINESS OF THE MEETING	5
Receipt of Financial Statements	5
Appointment of Auditors	5
Election of Directors	5
CORPORATE GOVERNANCE DISCLOSURE	10
Introduction	10
Board of Directors	11
Role of the Board	12
Position Descriptions	13
Orientation and Continuing Education	14
Ethical Business Conduct	15
Compensation	17
Committees of the Board	17
Assessments	20
COMPENSATION DISCUSSION AND ANALYSIS	21
Responsibility for Executive Compensation Programs	21
Compensation Objectives	23
Research and Benchmarking	23
Elements of Executive Compensation	25
Retirement Benefits	36
Minimum Share Ownership Guidelines	36
Incentive Plan Awards	40
Termination and Change of Control Benefits	42
DIRECTOR COMPENSATION	43
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	47

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	47
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	47
ADDITIONAL INFORMATION	47
GENERAL	48
DIRECTORS’ APPROVAL OF THIS CIRCULAR	48

MANAGEMENT INFORMATION CIRCULAR

As at April 10, 2013

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

The Meeting will be held on Thursday, May 16, 2013 at 3:00pm (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 10, 2013 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered Shareholders must be returned to the Corporation:

•                                          by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 14, 2013, at 3:00 p.m. (Pacific time);

•                                          by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 14, 2013, at 3:00 p.m. (Pacific time); or

•                                          by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 14, 2013, at 3:00 p.m. (Pacific time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting.

Non-Registered Shareholders

We have distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or executive officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 30,802,135 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on April 10, 2013 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person beneficially owns, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements for the year ended December 31, 2012, including the auditors’ report thereon, are available on SEDAR at www.sedar.com or on the Corporation’s website at www.sierrawireless.com.  Copies of such statements will also be available at the Meeting.

Appointment of Auditors

At the Meeting, Shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  Proxyholders named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP.  KPMG LLP has been the auditor of the Corporation since the fiscal year ended December 31, 1997.

For the fiscal years ended December 31, 2012 and 2011 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2012	2011
Audit fees	$1,226,373	$1,139,500
Tax fees	45,000	74,900

Audit fees for 2012 and 2011 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting and review of our interim financial statements.  Tax fees for 2012 and 2011 are primarily for tax compliance and transfer pricing services.

Election of Directors

The restated articles of incorporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of six directors and it is intended that six directors be elected for the ensuing year.

Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

The Board has adopted a Majority Voting Policy stipulating that Shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain Shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following tables set out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

JASON W. COHENOUR

Director since: October 2005
Age: 51
Blaine, Washington, U.S.A.

Mr. Jason Cohenour was appointed the Corporation’s President and Chief Executive Officer in October 2005.  Prior to his appointment as President and Chief Executive Officer, he was the Corporation’s Chief Operating Officer, a position he held from August, 2004 to October, 2005.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	None

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
297,120	363,511	227,428

GREGORY D. AASEN
Director since: December 1997
Age: 57
West Vancouver, British Columbia, Canada

Mr. Gregory Aasen is an independent outside director.  He was the Chief Strategy Officer of PMC Sierra, Inc., a broadband communications company, from September 2005 to June 2007.  He was the Vice-President and General Manager of the Communications Products Division of PMC-Sierra from September 2005 to June 2007.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	None
Human Resources Committee	9/9	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
32,330	29,098	14,661

ROBIN A. ABRAMS
Director since: February 2010
Age: 61
Los Altos, California, U.S.A.

Ms. Robin A. Abrams is an independent outside director.  She previously served as Interim Chief Executive Officer of ZiLOG Inc., an embedded solutions company, from August 2006 to February 2007.  She also served as President and Chief Executive Officer of Firefly Mobile, a mobile communications company for the youth market, from June 2004 to July 2006.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%

HCL Technologies — Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)

Unwired Planet, Inc. — NASDAQ (Audit, Nominating and Corporate Governance Committees)

Lattice Semiconductor — NASDAQ (Audit, Nominating and Corporate Governance Committees)

FactSet Research Systems Inc. — NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee	3/3(1)	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
Nil	10,982	12,443

(1) Ms. Abrams joined the Audit Committee in May 2012.

PAUL G. CATAFORD
Director since: July 1998
Age: 49
Calgary, Alberta, Canada

Mr. Paul Cataford is an independent outside director.  He currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010.  From 2004 to March 2009, he served as President and Chief Executive Officer of University Technologies International Inc., a technology transfer and commercialization company.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) — Toronto Stock Exchange (“TSX”) (Audit and Governance and Nominating Committees)
Audit Committee	5/5	100%
Governance and Nominating Committee	5/5	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
9,461	25,792	14,661

CHARLES E. LEVINE

Director since: May 2003

Age: 60
Glen Ellen, California, U.S.A

Mr. Charles Levine is an independent outside director and is the Chairman of the Board.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	Elephant Talk Communications Corp. — (NASDAQ) (Audit and Finance, Nominating and Corporate Governance, Compensation)
Audit Committee	5/5	100%
Governance and Nominating Committee	5/5	100%
Human Resources Committee	9/9	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
42,860	29,098	13,733

KENT P. THEXTON
Director since: March 2005
Age: 50
West Vancouver, British Columbia, Canada

Mr. Kent Thexton is an independent outside director.  He currently serves on several boards including Chairman of Redknee Solutions Inc., and three private companies in the Wireless market.  Previously he was President and Chief Executive Officer of SEVEN Networks, Inc., an application software company, from April 2004 to October 2006. He also served as Chief Marketing and Products Officer and member of the Board of O2 PLC, a European mobile operator, now part of Telefonica, from November 2001 to March 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	12/13	92%	Redknee Inc. — TSX (Chairman; Compensation and Nomination Committees)
Human Resources Committee	9/9	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
25,130	29,098	14,661

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(a)         was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)         while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)          has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:

(a)         separating the roles of the President and Chief Executive Officer and Chair of the Board of Directors;

(b)         conducting in-camera sessions at regularly scheduled meetings of the Board and its committees where Board and committee members meet separately without management present;

(c)          having both the external auditor and the Company’ senior risk management executive report to the Audit Committee; and

(d)         conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.

At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.

This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board Committees.  Our 2012 Annual Information Form provides more information about governance and it, along with the mandates of the Board and the three standing committees of the Board, are filed on SEDAR at www.sedar.com and is also available in the Investor Information section of our website at www.sierrawireless.com.

The Corporation is listed on the TSX and NASDAQ.  As of the date of this Information Circular, the Board believes that the Corporation is in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.  Pursuant to exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.

Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors

The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct .

The Board presently consists of six directors.  Current information about each of the six nominee directors can be found on pages 6 to 9 of this Information Circular.

Independence

Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our six current directors, five directors, or 83%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair

We believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Charles Levine, who has been the Chair of the Board since 2007.  He also serves on the board of directors of Elephant Talk Communications Corp.  The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•                                          Providing leadership to enhance Board effectiveness

•                                         Managing the activities of the Board and ensuring coordination among committees of the Board

•                                         Ensuring that the respective roles of the Board and management are well delineated

•                                         Acting as a liaison between the Board and management

•                                         Ensuring that the Board has the information it needs to be effective

•                                         Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•                                         Representing the Corporation on particular matters identified by the Board or management with stakeholders

•                                         Leading by example and setting a high standard of integrity

Refer to the tables under “Business of the Meeting — Election of Directors” for information related to director attendance at meetings of the Board and the three standing committees.

It is the practice of the Board for the independent directors to meet without management at many of the regularly scheduled Board and Committee meetings.  For the year ending December 31, 2012, five of the seven regularly scheduled Board meetings included time on the agenda for an in-camera meeting of only the independent directors.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with management regarding the discussions of the independent directors where appropriate.

Role of the Board

Board Mandate

The roles and responsibilities of the Board are set out in the Mandate of the Board, the full text of which is posted in the Investor Information section of our website at www.sierrawireless.com.

The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

Strategic Planning

Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2012, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.

Risk Management

The Board is responsible for overseeing risk and the risk management process including:

•                                          ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•                                          monitoring our risk management process; and

•                                          seeking assurance that our internal control and management information systems are effective.

The Board has delegated specific risk management responsibilities to the Audit Committee.  The Director of Risk Management reports directly to the Chair of the Audit Committee.  During 2012, the Audit Committee received regular reports from the Director of Risk Management at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance.

We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our enterprise risk management process includes a risk management committee which is chaired by the Director of Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.

Internal Controls

The Board and Audit committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2012, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2012.

During 2012, the Director of Risk Management provided reports, on three occasions, to the Audit Committee on management’s internal control compliance activities.

Succession

The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO.  During 2012, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the Corporation’s senior executives.  The assessment included an analysis of the extent to which potential successors were identified within the organization.  It also included a review of the developmental areas where training or experience will be sought for individuals to promote the successful advancement of high performing employees when the need arises.

Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•                                          Position Description — Chair, Governance and Nominating Committee;

•                                          Position Description — Chair, Audit Committee;

•                                          Position Description — Chair, Human Resources Committee.

Each committee chair Position Description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three standing committees are posted on the Corporation’s website at http://www.sierrawireless.com.

Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

The Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                                         Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                                         Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                                         Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                                         Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                                         Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

•                                         Promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education

The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.

Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  To enable this objective management makes regular presentations to the Board on the key and emerging areas of our business such as market, customer, competitor and technology developments.  In addition, Directors hold meetings from time to time in alternative locations where we have operations where they can review our activities first-hand.  In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense.

During 2012, Board members shared reading materials on a variety of subject matters that one or more directors or management thought might be of relevance to other directors including governance best practices, developments in securities law and matters specific to our business.

Also during 2012, directors interacted with management on multiple occasions where they were presented updates on strategy implementation, risk evaluation, new technology, product demonstrations and strategic opportunities.

Ethical Business Conduct

A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including:

•                                          Procedures for Reporting Concerns to the Audit Committee,

•                                          Insider Trading Policy,

•                                          Disclosure Policy,

•                                          Privacy Policy,

•                                          Information Security Policy,

•                                          Harassment Prevention Policy, and

•                                          Confidentiality and Conflict of Interest Agreements executed by each employee.

Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.

The Code includes our expectations of conduct in the following areas:

•                                          Complying with the law and conducting business with integrity;

•                                          Avoiding conflicts of interest;

•                                          Use of corporate property including electronic devices;

•                                          Confidentiality; and

•                                          Accuracy of records and report.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on our website at www.sierrawireless.com.

Code compliance and monitoring

The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in March 2011.  The Board has delegated oversight of compliance with the Code to the Audit Committee.

In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2012, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

Disclosure Policy

We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•                                         Reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•                                         Ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•                                         Evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis ;

•                                         Reviewing and updating the disclosure policy, if necessary, and reporting to the governance and nominating committee.

Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one telephone calls.

Compensation

In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.

Refer to the section entitled “Compensation Discussion and Analysis - Director Compensation” of this Information Circular for additional information on compensation received by directors in 2012.

Committees of the Board

The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:

•                                          Governance and Nominating Committee

•                                          Human Resources Committee

•                                          Audit Committee

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of two directors: Messrs. Cataford (who serves as Chair of the Committee) and Levine, both of whom are independent directors as defined in NI 52-110.

In consultation with the Chairman of the Board, the Governance and Nominating Committee annually reviews the credentials and competencies of members of the Board in relation to the key skills required to meet the Board’s governance and strategic mandate.   In addition, the Committee performs an annual performance assessment of each individual director, along with the performance of the Board in aggregate.

Should the Board determine that the Corporation would benefit from added expertise or capacity, it will expand its membership.  Identification, evaluation and recommendation of Board candidates is the responsibility of the Governance and Nominating Committee.   In identifying new candidates for nomination to the Board, the Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience and the ability to make the appropriate time commitment.

The Board is cognizant of its requirement to operate in an efficient manner.  To that end, as appropriate it will seek to modify the size of the Board to ensure that it has the right number of members required to meet its existing mandate and provide adequate succession capacity.

In 2012, the size of the Board was decreased from eight members to six members when two members chose not to seek re-election.  In 2013, the Board, after giving consideration to the skillset and experience of the remaining Board members, and the current business environment and strategic objectives of the Corporation, determined that it would be appropriate to increase its number.  A search process overseen by the Governance and Nominating Committee has commenced to select one additional director.  The selection process is being conducted by an international executive search firm, Heidrick & Struggles, using a position description approved by the Board that incorporates the criteria outlined in a skills matrix for prospective Board members.  The criteria include integrity, industry experience, business expertise, independence and objectivity, and the ability of the candidate to devote sufficient time and resources to his or her duties as a board member.  To date a number of qualified candidates have been identified and the Governance and Nominating Committee will interview those individuals and develop a short list of candidates to be interviewed by the other members of the Board.  Following this, the Board will select the most suitable candidate.    The Board expects to complete the process and secure a new board member by mid-year.

During 2012, the Committee, among other things, completed the following activities:

•                                         Reviewed the Committee’s mandate;

•                                         Reviewed and updated the position descriptions of the Board Chair and standing committee Chairs;

•                                         Administered the annual evaluation of the Board, standing committees and directors;

•                                         Reviewed the Corporation’s Code of Conduct and other significant corporate policies including the Disclosure Policy and the Insider Trading Policy and recommended changes where appropriate;

•                                         Met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance; and

The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at www.sierrawireless.com.

Human Resources Committee

The Human Resources Committee is comprised of three directors: Messrs. Thexton (Chair of the Committee), Aasen and Levine, all of whom are independent directors as defined in NI 52-110.

The Committee is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except the CEO, whose compensation is approved by the Board.  In addition, the Committee is also responsible for certain aspects of the compensation programs for non-executive employees such as stock based compensation.  The Human Resources

Committee also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place plans to maintain strong management into the future.

The Mandate of the Human Resources Committee prohibits a director from serving as a member of the Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the Human Resources Committee requires that a non-management executive session be held at each regularly scheduled meeting.

Current members of the Committee are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters, including involvement in compensation matters of other public companies.   This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.

During 2012, the Committee, among other things, completed the following activities:

•                                          Reviewed the CEO’s position description and senior executive organization structure;

•                                          Reviewed the development plans of senior management;

•                                          Analyzed and determined remuneration for directors and executives;

•                                          Reviewed and recommended for approval to the Board, CEO compensation;

•                                          Determined the quarterly and annual bonus plans for executives; and

•                                          Determined stock based compensation grants and oversaw the administration of the stock-based compensation program.

The specific responsibilities, powers and operation of the Human Resources Committee are set out in its mandate, a copy of which can be found on the Corporation’s website at www.sierrawireless.com.

Audit Committee

The Audit Committee is comprised of three directors: Ms. Abrams (who joined the Committee in May 2012 and serves as Chair of the Committee), and Messrs. Levine and Cataford, all of whom are independent directors as defined in NI 52-110.  The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.

During 2012, the Committee, among other things, completed the following activities:

•                                         Reviewed the Committee’s mandate and recommended several updates for approval by the Board;

•                                         Assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•                                         Completed quarterly in-camera meetings with the external auditors without management being present;

•                                         Reviewed performance, independence, internal controls, partner rotation and fees of the external auditors;

•                                         Approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•                                         Reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•                                         Reviewed reports from external auditors and regulators;

•                                         Reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•                                         Reviewed the activities and adequacy of the Corporation’s risk management program;

•                                         Reviewed periodically, specific topics relevant to financial reporting, internal control and risk management;

•                                         Determined and approved remuneration of the Corporation’s external auditors; and

•                                         Completed in-camera meetings with the Corporation’s senior risk management executive without management being present.

Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2012  (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

Other Committees

The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

Assessments

The Governance and Nominating Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)                                 the chief executive officer (“CEO”) of the Corporation;

(b)                                 the chief financial officer (“CFO”) of the Corporation; and

(c)                                  the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2012 were:

1.                                      Jason W. Cohenour, President and Chief Executive Officer;

2.                                      David G. McLennan, Chief Financial Officer;

3.                                      Philippe Guillemette, Chief Technology Officer;

4.                                      A. Daniel Schieler, Senior Vice-President and General Manager, Mobile Computing Business Unit; and

5.                                      James B. Kirkpatrick, Senior Vice-President Engineering, Mobile Computing Business Unit(1).

(1)                                 Mr. Kirkpatrick’s employment with the Company ended April 2, 2013 when he became an employee of NETGEAR, Inc., the purchaser of our AirCard business.

Responsibility for Executive Compensation Programs

The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the Corporation’s NEO annual base salary (with the exception of the CEO) as well as short-term and long-term incentive compensation programs.

The Committee is comprised of three independent directors: Messrs. Thexton, Aasen and Levine. All three members of the Committee have extensive compensation governance experience.  Mr. Thexton currently sits on the compensation committee of another public company.

The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee annually undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.

Compensation for the Chief Executive Officer is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.

Compensation levels for the other NEOs, and other executives of the Corporation, are recommended to the Human Resources Committee by the Chief Executive Officer.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of stock option and restricted share unit (“RSU”) awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.

Our performance based compensation is based on a mixture of management objectives, as well as financial metrics, whose achievement is subject to the internal control framework of the Corporation such as our Sarbanes-Oxley compliance program.

The Human Resources Committee has given consideration to the certain risks inherent in the design of compensation programs in general, and the executive programs of the Corporation specifically.  The Committee acknowledges its oversight role in the design of compensation programs.  Incentive programs, in absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•                                       The Board can use its discretion in unusual circumstances to modify performance based compensation in the event that circumstances are such that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•                                       The objectives upon which the performance based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue targets) and longer term objectives (such as the achievement of new product launches and design wins);

•                                       There is frequent oversight of the program.  Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•                                       The compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries;

•                                       The compensation program contains maximum limits, beyond which, awards cannot be achieved;

The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.

The Corporation does not impose any restrictions on purchasing derivative financial instruments of our common shares.

Compensation Objectives

Our executive compensation program is designed to compensate executives in a fashion that promotes outstanding performance.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent, and does so in a way that does not promote undue risk-taking.

It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.   In 2012, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.

Our objectives regarding compensation are to:

•                                         Attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•                                         Motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the board approved business plan.  In 2012, these goals included growing revenue, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, and securing new design wins; and

•                                         Align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking

Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we view the 50th percentile of our peer group as a baseline when setting executive compensation.

The Human Resources Committee regularly performs a formal market review utilizing one or more independent compensation advisors.  For the 2011 compensation review, the Committee engaged Longnecker & Associates (“Longnecker”) to assist in setting executive compensation targets for 2011.

Specifically Longnecker conducted an independent third party executive compensation review and provided analyses, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives.  Longnecker’s objectives were to:

•                                          Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•                                          Assess the competitiveness of the Corporation’s executive compensation, as compared to a peer group of publically traded companies defined by the Human Resources Committee, and to published survey data from companies with projected revenue levels similar to the Corporation;

•                                          Assess the level of beneficial ownership in the Corporation by executives; and

•                                          Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Longnecker, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	MRV Communications Inc.
Aviat networks	Netgear, Inc.
Comtech Telecommunications	Novatel Wireless Inc.
Digi International, Inc.	Unwired Planet Inc. (formerly Openwave Systems Inc.)
EMS Technologies Inc.	Powerwave Technologies Inc.
Intermec Inc.	Viasat Inc.

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless.  Each member of the Peer Group has one or more similarities to the Corporation including:

•                                       Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies.  Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•                                       Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•                                       Size:  we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Longnecker procured relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources.  Based on a combination of the Peer Group analysis and survey sources, Longnecker provided general recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.

For 2012, the Human Resources Committee determined that there had not been a material change in the nature of the business nor had the Peer Group composition changed in any material respect.  In addition to the absence of material change in the marketplace, the Committee concluded that while the strategic objectives of the Corporation were advanced during 2011, the financial performance did not meet expectations.  Based on these assessments, the Committee determined there would be no increase in 2012 base salary or other compensation for the NEOs, nor a change in executive compensation mix.  Given this determination, the Committee agreed that it was not necessary to engage a consultant for 2012.

Late in 2012, the Human Resources Committee re-engaged with Longnecker to perform an independent third party executive compensation review and board remuneration review to assist it with its determination of executive compensation and Board remuneration for 2013.

For the fiscal years ended December 31, 2012 and 2011 the Corporation incurred the following fees payable to Longnecker:

(in United States dollars)	2012	2011
Executive Compensation- Related fees	$41,000	$34,600
All Other fees	Nil	Nil

Elements of Executive Compensation

Our policy is to compensate our executives for performance using a mix of base salary, cash incentives, equity-based long term incentives and other indirect compensation.

Compensation Mix

Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  For 2012, the actual mix of base salary, cash incentive and equity-based long term incentives for our NEOs is as follows:

	Annual Base Salary	Cash Incentive	Total Cash Compensation	Long Term Incentives	Total Direct Compensation
Jason Cohenour	24%	14%	38%	62%	100%
David McLennan	29%	12%	41%	59%	100%
A. Daniel Schieler	37%	21%	58%	42%	100%
Philippe Guillemette	36%	22%	58%	42%	100%
James Kirkpatrick	39%	21%	60%	40%	100%

Annual Base Salary

Commensurate with the Human Resources Committee’s determination that compensation in 2012 would be unchanged from 2011, the Corporation’s NEO’s base salary remained at their 2011 level.

Quarterly and Annual Cash Incentives

Quarterly and annual cash incentives are an integral component of compensation that directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the board approved business plan. For NEO’s, 75% of the total cash incentive is based on quarterly performance and 25% is based on annual performance.

Commensurate with the Human Resources Committee’s determination that compensation in 2012 would be unchanged from 2011, the Corporation’s NEO’s target cash incentives remained at their 2011 target levels.  The Human Resources Committee met at the end of each quarter to assess performance and to approve the executive cash incentives based on the achievement of assigned goals.

For Messrs. Cohenour, McLennan and Guillemette (the “Corporate NEOs”), the quarterly cash incentive is based on the achievement of two financial metrics and one corporate objectives attainment metric.  Each of these metrics is equally weighted.

•                                         The first financial metric is the achievement of consolidated revenue, in accordance with US GAAP, relative to the revenue derived from the Corporation’s consolidated  financial plan (the “Plan”) approved by the Board prior to the beginning of the year.

•                                         The second financial metric is the achievement of consolidated non-GAAP earnings from operations (“EOP”) relative to the consolidated EOP derived from the Corporation’s Plan approved by the Board prior to the beginning of the year.  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at www.sedar.com and on our website at www.sierrawireless.com.

•                                         The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development & launch milestones and new design wins.

For Messrs. Schieler, head of the Mobile Computing business unit, and Kirkpatrick, Senior Vice-President Engineering of the Mobile Computing business unit (the “Business Unit NEOs”), the quarterly cash incentive is based on the achievement of two financial metrics related to their respective business unit and one corporate objectives attainment metric.

•                                         The first financial metric is the achievement of their respective business unit revenue, in accordance with US GAAP, in comparison to the business unit revenue derived from the Corporation’s annual financial plan (the “Plan”) approved by the Board prior to the beginning of the year.  For Mr. Schieler and Kirkpatrick, this metric had a 30% weight;

•                                         The second financial metric is the achievement of their respective business unit non-GAAP Contribution Margin (“CM”) in comparison to the business unit CM derived from the Corporation’s annual Plan approved by the Board prior to the beginning of the year.  For Mr. Schieler and Kirkpatrick, this metric had a 50% weight; and

•                                         The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development and launch milestones and new design wins.  These targets are the same as those for the Corporate NEOs.  For both Messrs. Schieler and Kirkpatrick, this metric had a 20% weight.

At the end of each quarter, the actual quarterly cash incentive for Messrs. Cohenour, McLennan and Guillemette is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEO’s target quarterly cash incentive.  The calculation of the quarterly cash incentive percentage attainment is as follows:

During 2012, the quarterly cash incentive percentage attainment ranged from 75% to 101% for Messrs. Cohenour, McLennan and Guillemette.

The calculation of the quarterly cash incentive percentage attainment for Messrs. Schieler and Kirkpatrick is as follows:

During 2012, the quarterly cash incentive percentage attainment ranged from 86% to 128% for Messrs. Schieler and Kirkpatrick.

For Messrs. Cohenour, McLennan and Guillemette the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) consolidated annual revenue performance relative to Plan, and (ii) consolidated annual non-GAAP EOP performance relative to Plan.  The Corporate NEO annual cash incentive percentage attainment is calculated as follows:

The annual cash incentive percentage for 2012 was 86% for Messrs. Cohenour, McLennan and Guillemette.

For Messrs. Schieler and Kirkpatrick the annual cash incentive, representing 25% of the total target cash incentive for the year is based on 50% of the Corporate NEO annual cash incentive percentage attainment as calculated above and 50% on two equally weighted components specific to their respective business unit:  (i) annual revenue performance relative to Plan for their respective business unit, and (ii) annual non-GAAP EOP performance relative to Plan for their respective business unit. The Business Unit NEO annual cash incentive percentage attainment is calculated as follows:

The annual cash incentive percentage for 2012 was 95% for Messrs. Schieler and Kirkpatrick.

Equity-Based or Long-Term Incentives (“LTIs”)

Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI awards are based on the level of the position and overall market competitiveness.

For 2011, Longnecker used published survey and Peer Group proxy data as a benchmark to determine the 25th, 50th and 75th percentile estimated value of LTI awards for comparable executive positions.  Based on this data, the Human Resources Committee generally established the target value of LTI awards for 2011 at between the 50th and 75th percentile level of the benchmark, taking into consideration target total compensation levels.  Commensurate with the Human Resources Committee’s determination that compensation in 2012 would be unchanged from 2011, the Corporation’s NEOs received the same target dollar LTI grants in 2012 that were awarded in 2011.

Annual LTI awards are comprised of a mix of stock options and RSUs.  The mix of RSUs and stock options is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options available for granting, dilution and cash utilization.  Once the mix has been determined, the Corporation uses a trailing six month average share price and trailing six month average fair value (using the Black-Scholes option pricing model), to calculate the number of RSUs and stock options to issue to each executive based on their approved LTI dollar targets.  Once the number of RSUs and stock options are determined, the fair market value of the RSUs and the exercise price of the stock options are set at the market closing price on the day the options and RSUs are issued.

The 2012 LTI awards were issued 75% (60% in 2011) in the form of RSUs and 25% (40% in 2011) in the form of stock options.  Executive LTI awards are granted every year in February, after we publicly disclose our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended.

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.

Stock Option Plan

The material terms of the Stock Option Plan are as follows:

•                                         the number of outstanding options under the Stock Option Plan, as of April 10, 2013, is 2,244,198, representing 7.3% of the issued and outstanding Common Shares as of such date;

•                                         employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•                                         the Stock Option Plan reserves for issuance, the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•                                         the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•                                         the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•                                         the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•                                         options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  Effective March 1, 1999, the expiration date cannot be more than 5 years from the date of grant.  Prior to March 1, 1999, the expiration date could not be more than 10 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•                                         if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•                                         options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•                                         the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)                             such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)                             no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)                              the Board shall obtain shareholder approval of the following:

(i)           any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)          any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)         any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)         any cancellation and re-issue of options;

(v)          any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)         any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)       any amendment to section 6.1(c) of the Stock Option Plan.

•                                         there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•                                         Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•                                         Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•                                         The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•                                         The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain two RSU plans: a market-based RSU plan, obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU”), obligations from which are ultimately settled by the issuance of shares from treasury.

The material terms of the Treasury RSU are as follows:

•                                         employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU;

•                                         the Treasury RSU reserves a maximum of 1,000,000 Common Shares for issuance in connection with vested share units, representing 3.2% of the issued and outstanding Common Shares as of April 10, 2013;

•                                         the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to outside directors of the Corporation (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), shall not exceed 1% of the issued and outstanding Common Shares and the award value of all awards of share units (together with the award value of all other rights granted under any other security based compensation arrangements of the Corporation) to outside directors shall not exceed $100,000 per year per outside director;

•                                         on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•                                         restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•                                         vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash.  Each vested share unit is entitled to one Common Share or cash in lieu;

•                                         if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be cancelled.  If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•                                         restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•                                         the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)                             for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)                             to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)                              to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)                             to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;

provided, however that:

(e)                              such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)                               no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)                              the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)           to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)          to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)                           to extend the expiry date of any outstanding awards;

(iv)                          to extend the maximum permitted expiry date under the Treasury RSU beyond five years;

(v)                             to cancel and re-issue any awards;

(vi)                          to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)                       to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)                    any amendment to Section 12.1(g).

•                                         there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the market-based RSU plan, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU and the market-based RSU plan:

•                  On each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each restricted stock unit.

•                  The number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval.

•                  On the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

Retirement Benefits

U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

France

Sierra Wireless SA contributes to a defined contribution pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. This plan is based on a mandatory and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares; or

•                  48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other executive.

Existing executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new executives will have five (5) years from the date of their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership consists of a combination of Common Shares and RSUs, using the higher of cost or market.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are generally expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline and in the case of new Board members within  three (3) years from their first appointment,  As of December 31, 2012, all of the Board members, except for Ms. Abrams, have achieved the ownership thresholds.  Ms. Abrams joined the Board in February 2010 and will be required to comply with minimum share ownership guidelines over a reasonable period as defined by the Board.

SHARE PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative shareholder return on a Cdn$100 investment in its Common Shares (made December 31, 2007) to the cumulative return of a comparable investment on the S&P/TSX Composite Index.

	Dec 2007 $	Dec 2008 $	Dec 2009 $	Dec 2010 $	Dec 2011 $	Dec 2012 $
Sierra Wireless, Inc.	100.00	47.90	75.75	100.68	48.44	53.66
S&P/TSX Composite Index	100.00	64.97	84.91	97.18	86.42	89.88

*Assumes re-investment of dividends.

As at December 31, 2012, the share price of the Corporation was approximately 111% of its price one year earlier.  This compares to the value of our comparative index, the S&P/TSX Composite Index which at December 31, 2012, was approximately 104% of its value one year earlier.  The Annual Incentive Plan component of the compensation of our NEOs, which by design, reflects current short-term performance, is also higher.  Compared to 2011, the average Annual Incentive Plan compensation of our NEOs is approximately 166% more than levels awarded in 2011.

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

SUMMARY COMPENSATION TABLE (1)

			Share-	Option-	Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	based Awards(2) ($)	based Awards(3) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour Chief Executive Officer	2012	574,019	1,092,015	356,418	322,135	—	Nil	Nil	2,344,587
	2011	575,878	783,362	522,815	128,514	—	Nil	Nil	2,010,569
	2010	560,285	418,968	321,016	305,566	—	Nil	Nil	1,605,835
David G. McLennan Chief Financial Officer	2012	319,358	495,125	156,931	126,200	—	Nil	Nil	1,097,614
	2011	315,790	349,186	227,531	49,966	—	Nil	Nil	942,473
	2010	302,524	128,731	96,107	116,233	—	Nil	Nil	643,595
Philippe Guillemette Chief Technology Officer	2012	236,354	206,039	64,779	144,474	—	Nil	98,485	750,131
	2011	291,295	147,616	92,530	61,686	—	Nil	79,557	672,684
	2010	272,890	161,353	22,366	173,944	—	Nil	78,453	709,006
August Daniel Schieler Senior Vice-President and General Manager, Mobile Computing Business Unit	2012	265,000	226,640	73,974	157,196	—	Nil	88,885	811,695
	2011	265,000	162,377	108,507	47,383	—	Nil	118,566	701,833
	2010	317,594	61,406	47,048	189,595	—	Nil	176,853	792,496
James B. Kirkpatrick Senior Vice-President Engineering, Mobile Computing Business Unit	2012	262,656	206,039	67,248	141,992	—	Nil	Nil	677,935
	2011	264,736	147,616	98,647	47,685	—	Nil	Nil	558,684
	2010	256,250	67,546	51,755	113,982	—	Nil	Nil	489,533

Notes:

(1)         All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.   The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2012 — 1.000; 2011 — 1.011; 2010 — 1.030.  The average rate of exchange used to convert Euros to U.S. dollar amounts for the respective fiscal years were: 2012 — 1.2835; 2011 — 1.3923; 2010 — 1.3261.

(2)         Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)         Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2012 was $3.43; 2011 — $5.25; 2010 — $4.15 using the following assumptions:

	2012	2011	2010
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	57%	60%	60%
Risk-free interest rate	0.85%	2.07%	1.90%
Expected life of options (in years)	4.0	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

(4)         All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette’s other compensation includes a housing allowance of $76,752 (2011 - $68,685; 2010 - $66,777).  Mr. Schieler’s other compensation includes cost of living allowance of $75,000 (2011 - $100,000; 2010 - $Nil) and a reimbursement for payment of taxes related to his foreign assignment of $Nil (2011 - $Nil; 2010 - $53,531).

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2012.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) ($)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US$)	Market or Payout Value of Share- based Awards Not Paid out or Distributed
Jason W. Cohenour	92,023	US$	15.75	February 22, 2013	$54,271	201,259	$1,597,996	Nil
	12,406	US$	3.98	February 13, 2014
	76,863	US$	8.71	February 16, 2015
	98,148	US$	11.14	February 14, 2016
	102,873	US$	7.89	February 14, 2017
David G. McLennan	43,427	Cdn$	15.90	February 22, 2013	19,528	88,775	708,197	Nil
	6,214	Cdn$	4.95	February 13, 2014
	23,484	Cdn$	9.11	February 16, 2015
	44,444	Cdn$	10.98	February 14, 2016
	46,584	Cdn$	7.90	February 14, 2017
Philippe Guillemette	5,633	US$	8.29	February 26, 2015	6,794	39,365	312,558	Nil
	18,519	US$	10.48	February 24, 2016
	19,410	US$	7.59	February 24, 2017
A. Daniel Schieler	28,736	US$	15.75	February 22, 2013	51,181	40,793	323,896	Nil
	12,655	US$	3.98	February 13, 2014
	11,265	US$	8.71	February 16, 2015
	20,370	US$	11.14	February 14, 2016
	21,351	US$	7.89	February 14, 2017
James B. Kirkpatrick	31,609	US$	15.75	February 22, 2013	86,879	37,533	298,012	Nil
	21,694	US$	3.98	February 13, 2014
	12,392	US$	8.71	February 16, 2015
	18,519	US$	11.14	February 14, 2016
	19,410	US$	7.89	February 14, 2017

Notes:

(1)   Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(2)   The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)   Options have a term of five (5) years.

(4)   At December 31, 2012 the closing stock price of the Common Shares on the NASDAQ was US$7.94 and on the TSX was Cdn$7.92.

(5)   Generally, RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France vest on the second anniversary from the date of grant, and any shares issues are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 16, 2010, February 14, 2011 and February 14, 2012.  On February 14, 2012, Messrs. Cohenour, McLennan, Guillemette, Schieler and Kirkpatrick were issued 138,405, 62,674, 26,114, 28,725 and 26,114 RSUs, respectively.

(6)   The market value of RSUs at December 31, 2012 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$7.94 for Messrs. Cohenour, Guillemette, Schieler and Kirkpatrick; and the closing stock price of the Common Shares on the TSX of Cdn$7.92 for Mr. McLennan translated at the spot foreign exchange rate of Cdn$1.00 = US$1.007.

Value Vested or Earned During Fiscal 2012

The following table sets forth, for each NEO, the value of stock options and RSUs that vested during 2012, as well as the value of non-equity incentive compensation earned during 2012.

Name	Option-based Awards — Value Vested During 2012(1) (US$)	Share-based Awards — Value Vested During 2012(2) (US$)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2012 (US$)
Jason W. Cohenour	70,315	767,064	322,135
David G. McLennan	26,020	349,564	126,200
Philippe Guillemette	320	148,015	144,474
A. Daniel Schieler	22,501	206,045	157,196
James B. Kirkpatrick	22,546	204,443	141,992

Notes:

(1)       This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)       This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot Rate
February 13, 2012	US$	7.94	Cdn$	7.91	1.000
February 14, 2012	7.89		7.90		0.999
February 16, 2012	7.99		7.93		0.996

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, McLennan and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of Messrs. Cohenour, McLennan or Schieler’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Messrs. McLennan and Schieler, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Cohenour, McLennan and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, McLennan or Schieler’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan, Schieler, and Kirkpatrick and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Mr. Guillemette has an employment agreement in France which does not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actually paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacations days. The maximum severance payment is 12 months.  There is an additional contractual six month payment for signing the approved non-competition agreement.

DIRECTOR COMPENSATION

As at December 31, 2012, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	25,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting — in person	US$	1,500
Board or committee — conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Share Unit Plans. All of the non-management directors were independent directors of the Corporation at the time the options were granted. Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2012.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	48,500	66,020	20,923	135,443
Robin A. Abrams	92,554	43,176	14,170	149,900
Paul G. Cataford	68,000	66,020	20,923	154,943
Charles E. Levine (Chairman)	102,000	65,937	21,519	189,456
Kent Thexton	59,000	66,020	20,923	145,943

Notes:

(1)       Non-employee director fees are based in U.S. dollars.

(2)       Mr. Levine and Ms. Abrams’s share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of 1.000 on the date of grant.

(3)       Mr. Aasen, Mr. Cataford, Mr. Levine and Mr. Thexton each received 8,357 RSUs on February 14, 2012.  On the date of issuance, the closing price of the Common Shares on the NASDAQ was US$7.89 and Cdn$7.90 on the TSX.  Ms. Abrams received 5,696 RSUs on May 7, 2012.  On the date of issuance, the closing price of the Common Shares on the NASDAQ was US$7.58.

(4)       Mr. Aasen, Mr. Cataford, Mr. Levine and Mr. Thexton each received 6,211 option-based awards on February 14, 2012.  Ms. Abrams received 4,259 option-based awards on May 7, 2012.  The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 14, 2012 was US$3.46 or Cdn$3.37 and the fair value on May 7, 2012 was US$3.33.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2012.

	Option-based Awards					Share-based Awards
								Market or
						Number of	Market or	Payout Value
	Number of				Value of	Units of	Payout Value of	of Vested
	Securities				Unexercised	Common	Share-based	Share-based
	Underlying	Option			In- the-	Shares That	Awards That	Awards Not
	Unexercised	Exercise			Money	Have Not	Have Not	Paid out or
	Options(1)	Price(2)		Option Expiration	Options(4)	Vested(5)	Vested(6)	Distributed
Name	(#)	($)		Date(3)	($)	(#)	(US$)	(US$)
Gregory D. Aasen	5,747	Cdn$	15.90	February 22, 2013	10,015	12,630	100,755	Nil
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017
Robin Abrams	4,259	US$	7.58	May 7, 2017	1,533	5,696	45,226	Nil
Paul G. Cataford	5,747	Cdn$	15.90	February 22, 2013	10,015	12,630	100,755	Nil
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017
Charles E. Levine	5,747	US$	15.75	February 22, 2013	13,402	12,630	100,282	Nil
	3,306	US$	3.98	February 13, 2014
	6,932	US$	8.71	February 16, 2015
	5,926	US$	11.14	February 14, 2016
	6,211	US$	7.89	February 14, 2017
Kent Thexton	5,747	Cdn$	15.90	February 22, 2013	10,015	12,630	100,755	Nil
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017

Notes:

(1)        Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(2)        Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine and Ms. Abrams, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)        Options have a term of five (5) years.

(4)        At December 31, 2012 the closing stock price of the Common Shares on the NASDAQ was US$7.94; and on the TSX was Cdn$7.92.

(5)        RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 8,575 RSUs on RSUs on February 16, 2010, 4,240 RSUs on February 14, 2011, and 8,357 RSUs on February 14, 2012.  Ms. Abrams was granted 5,696 RSUs on May 7, 2012.

(6)        The market value of RSUs that have not vested at December 31, 2012 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$7.94 for Mr. Levine and Ms. Abrams; and the closing stock price of the Common Shares on the TSX of Cdn$7.92 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn$1.00 = US$1.007.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2012.

Name	Option-based Awards — Value Vested During 2012(1) (US$)	Share-based Awards — Number of Common Shares Acquired on Vesting During 2012(2) (#)	Share-based Awards — Value Vested During 2012(3) (US$)
Gregory D. Aasen	$2,688	5,718	$45,307
Robin A. Abrams	Nil	Nil	Nil
Paul G. Cataford	2,688	5,718	45,307
Charles E. Levine	3,637	5,718	45,403
Kent Thexton	2,688	5,718	45,307

Notes:

(1)       The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)       RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 13, 2009, all non-employee directors received 8,575 RSUs of which 2,858 vested on February 13, 2010.  On February 16, 2010, all non-employee directors received 4,338 RSUs, of which 1,446 vested on February 16, 2011.  On February 14, 2011, all non-employee directors received 4,240 RSUs of which 1,413 vested on February 14, 2012.  On February 14, 2012 all non-employee directors received 8,357 RSUs and on May 7, 2012 Ms. Abrams received 5,696, none of which had vested during 2012.

(3)       The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 13, 2012	US$	7.94	Cdn$	7.91	1.000
February 14, 2012	7.89		7.90		0.999
February 16, 2012	7.99		7.93		0.996

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2012, the securities authorized for issuance under the Stock Option Plan and Treasury RSU.(1)

					(c)
					Number of securities
					remaining available for
		(a)			future issuance under
		Number of securities to	(b)		equity compensation
		be issued upon exercise	Weighted-average exercise		plans (excluding
		of outstanding options	price of outstanding		securities reflected in
Plan Category		and RSUs	options and RSUs		column(a))
Equity compensation plans approved by securityholders (1)	Stock Option Plan	2,355,877	Cdn$	9.89	703,365
			US$	9.96
	Treasury RSU Plan	258,981		Nil	741,019
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		2,614,858	Cdn$	9.89	1,444,384
			US$	9.96

(1)                   As of April 10, 2012, the Corporation had 2,244,198  options issued and outstanding under the Stock Option Plan and 330,689 RSUs outstanding under the Treasury RSU Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2012, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$602,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 10th day of April, 2013.

On Behalf of the Board

“David G. McLennan”

David G. McLennan
Chief Financial Officer and Secretary